UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12552
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The J. Jill Group 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

The J. Jill Group 401(k) Plan

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.
Ex-23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of and Participants in
The J.Jill Group 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of The J.Jill Group 401(k) Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2007 were audited by other auditors. As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), the Plan administrator instructed the other auditors not to perform and they did not perform, any auditing procedures with respect to the information certified by the Trustee. Their report dated July 28, 2008, indicated that (a) because of the significance of the information that they did not audit, they were unable to, and did not, express an opinion on the financial statements taken as a whole and (b) the form and content of the information included in the financial statements other than that derived from the information certified by the Trustee, were presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 26, 2009

The J. Jill Group 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007
Assets

Cash	$101	$7,804,549

Investments, at fair value:
Mutual funds	12,793,040	13,520,211
Pooled commingled fund	1,623,804	—
Common stock pooled fund — Talbots Company Stock Fund	11,116	—
Pooled fund — common/collective trust	1,526,771	—
Common/collective trust	—	1,121,407
Participant loans	785,522	690,995

Total investments	16,740,253	15,332,613

Receivables:
Due from broker for investments sold	6,347	—
Employer contributions receivable	—	354,535

Total receivables	6,347	354,535

Total assets	16,746,701	23,491,697

Liabilities

Payable to broker for investments purchased	6,447	—
Accrued administrative expenses	1,699	—
Excess contributions payable	96,918	—

Total liabilities	105,064	—

Net assets available for benefits at fair value	16,641,637	23,491,697
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	119,034	—

Net assets available for benefits	$16,760,671	$23,491,697

See notes to financial statements.

The J. Jill Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

Investment activity:
Net depreciation in fair value of investments	$(8,557,439)
Dividend and interest income	650,266

Total investment activity	(7,907,173)

Contributions:
Participant	2,394,112
Rollovers	64,507
Employer	869,125

Total contributions	3,327,744

Deductions:
Benefits paid to participants	(2,139,016)
Administrative expenses	(12,581)

Total deductions	(2,151,597)

Net decrease	(6,731,026)

Net assets available for benefits, beginning of year	23,491,697

Net assets available for benefits, end of year	$16,760,671

See notes to the financial statements.

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008
1.	Description of the Plan

The following description of The J. Jill Group 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan agreement or summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by the J. Jill Group, Inc. effective January 1, 1994. The plan is operated for the benefit of eligible employees of J. Jill, LLC and The Talbots Group, Limited Partnership (collectively referred to as the “Company”). Both of these entities are wholly-owned subsidiaries of The Talbots, Inc. (“Talbots”). Beginning on January 1, 2008, Wachovia Bank, N.A (“Wachovia”) became the trustee and recordkeeper of the Plan. Prior to January 1, 2008, Fidelity Management Trust Company (“Fidelity”) served as the trustee and recordkeeper of the Plan. The Plan is sponsored and administered by The Talbots Group, Limited Partnership. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On June 8, 2009, Talbots signed a definitive agreement to sell identified J. Jill brand assets to Jill Acquisition LLC, an affiliate of Golden Gate Capital, a San Francisco-based private equity investment firm. The closing of the proposed transaction is anticipated to occur in the second quarter of fiscal 2009. Upon the closing of the proposed transaction, participants who are ceasing employment with Talbots will be allowed to receive a distribution from the Plan, which may be paid directly to the participant or rolled over to another 401(k) plan or IRA. The Plan will remain a plan sponsored by Talbots and/or a Talbots affiliated company holding the account balances of those distribution-eligible participants who do not elect a distribution, if any, and those participants who remain with the Company. It is expected that following the closing of the sale of the J. Jill business at a future date not yet determined, the Plan will be merged with and into The Talbots, Inc. Retirement Savings Voluntary Plan.

Eligibility

All employees of the Company are eligible to participate in the Plan upon reaching age 18, unless the employee is a leased employee, or a temporary or seasonal employee, beginning on the first day of employment.

Employee Contributions

Participants may contribute in whole percentages up to 60% of their eligible compensation as defined, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who are age 50 and older are permitted to make additional catch-up contributions.

Employer Contributions

Prior to February 20, 2009, the Company made matching contributions at its discretion, calculated and recorded as of the last day of a payroll period. Employees hired on or after January 1, 2008, were eligible to receive matching contributions following the completion of one year of service. Employees hired prior to January 1, 2008 were immediately eligible to receive matching contributions. The Company’s matching contribution for each payroll period during the year ended December 31, 2008 was 50% of the participant contribution up to 6% of the participant’s eligible compensation. Effective February 20, 2009, the Company announced that it will discontinue its contributions to the Plan indefinitely.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any Company contributions and adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals or distributions. The participant will be entitled to a benefit equal to his or her vested account balance.

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008

Vesting

All participant contributions are 100% vested. Participants employed on or before December 31, 2007 are at all times 100% vested in eligible Company contributions. For employees hired on or after January 1, 2008, eligible Company contributions vest 20% after each year of service according to a five-year vesting schedule.

Forfeitures

Forfeitures generated from Company contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain time after termination, second applied against administrative expenses, and third to reduce Company contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $19,167 and $0, respectively. These accounts will be applied against Plan administrative expenses. During the year ended December 31, 2008, forfeitures of $5,933 were used to pay administrative expenses. The Company elected not to reduce the amount of its contributions with forfeitures in 2008.

Investment Options and Investments

A participant may direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. Participants may change their investment options at any time. Through December 31, 2008, the Plan offered more than twenty diversified investments in mutual funds, a fund (the J. Jill Managed Income Fund) which solely invests in the RVST Income Fund II, a common/collective trust, a commingled pooled fund (the PIMCO Total Return Fund) which solely invests in a mutual fund, and a common stock pooled fund (the Talbots Company Stock Fund) which invests in The Talbots, Inc. common stock, as investment options for participants. The Plan is the only investor in the J. Jill Managed Income Fund and the Talbots Company Stock Fund.

Benefit Arrangements

The Plan provides for the payment of participant account balances to participants who have reached the normal retirement age of 65. A participant may also choose to withdraw his or her vested account balance upon attainment of age 59-1/2. If the participant’s service with the Company terminates, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent if such payment would be in excess of certain amounts designated in the Plan document. Participants may elect to take distributions from the Talbots common stock fund in the form of whole shares of The Talbots, Inc. common stock.

Upon approval by the Plan Administrator, participants may withdraw from their employee pretax contributions (after first exhausting all other assets reasonably available) in order to satisfy certain immediate and heavy financial needs. The minimum dollar amount for a hardship withdrawal is $500, and the number of hardship withdrawals allowed per year is unlimited. Participant deferrals are suspended for a period of six months after obtaining a hardship withdrawal.

Participant Loans

Participants may borrow from their accounts up to 50% of the vested value in their account. The minimum loan amount is $500 and the maximum loan amount is $50,000, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the plan administrator. A participant may only have one outstanding loan at a time. Principal and interest are paid ratably through payroll deductions. Loan transactions are treated as a transfer to and from the

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008

investment fund from and to the participant loan fund. A loan is secured by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.0% to 9.5% as of December 31, 2008). Terms on the loans range from approximately four months to ten years.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a variety of mutual funds, common collective trusts, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The investments of the Plan are stated at fair value. Investments in shares of mutual funds are recorded at net asset values based on quoted market prices. Investments in the common stock pooled fund and the pooled commingled fund are valued at the fair value of the underlying investments. Investments in the pooled common/collective trust fund (The J. Jill Managed Income Fund which solely invests in the RVST Income Fund II) are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at cost which approximates fair value.

The RVST Income Fund II is a stable value fund comprised of shares in the RiverSource Trust Collective Investment Funds for Employee Benefit Trusts Income Fund I (“Fund I”). Fund I may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through The J. Jill Managed Income Fund which solely invests in The RVST

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008
Income Fund II, a common/collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the pooled fund — common/collective trust in participant-directed investments, and an additional line is presented representing the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The financial statements reflect the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), as of January 1, 2008 (see Note 5). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The adoption of SFAS 157 had no impact on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Contributions

Participants’ contributions are recorded on a weekly basis. Rollover contributions are recorded when submitted to the recordkeeper. Prior to January 1, 2008, Company matching contributions were recorded annually at year-end. Beginning January 1, 2008, Company matching contributions are recorded as of the last day of a payroll period.

Income and Expenses

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

Certain expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion. Management fees and expenses charged to the Plan for investments in mutual funds and common/collective trusts are deducted from income earned by these investments on a daily basis and are not separately reflected in the accompanying financial statements. Consequently, management fees and expenses are reflected as a reduction of investment return for such investments.

Benefits

Benefit payments are recorded when paid by the Plan.

3.	Trustee Certification

Information included in the 2007 financial statements regarding investments, interest and dividend income, and net realized and unrealized appreciation or depreciation in fair value of investments was submitted to the plan administrator and certified in accordance with 29 CFR 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA to be complete and accurate by Fidelity, the trustee as of and for the year ended December 31, 2007.

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008
4.	Investments

As discussed in Note 1, the Plan changed custodian/trustee effective January 1, 2008. To facilitate this change, prior to the close of business on December 31, 2007, Fidelity liquidated certain investments in the Plan. Prior to the open of business on January 1, 2008, Fidelity transferred the cash from the liquidations to Wachovia. On January 2, 2008, Wachovia purchased investments with the cash and applied the investments to individual accounts.

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at fair value at December 31, 2008 and 2007 are as follows:

	2008	2007

Fidelity Value Fund	$915,228	$1,765,082
Fidelity Equity-Income Fund	*	1,456,388
Fidelity Freedom 2020	1,305,893	1,642,200
Fidelity Freedom 2030	1,273,568	1,929,042
Fidelity Spartan US Equity Index	3,159,124	1,991,780
J Jill Managed Income Fund (1)	1,526,771	**
Perkins Overseas Fund	850,637	**
PIMCO Total Return Fund (2)	1,623,804	**
Royce Low-Priced Stock Fund	1,102,760	*

*	The Fund did not represent more than five percent of the net assets for the respective plan year.

**	The Plan did not invest in the fund during 2007.

(1)	Pooled common/collective trust fund

(2)	Pooled commingled fund
During the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated) in value as follows:

Mutual funds	$(8,655,573)
Pooled commingled fund	49,134
Common stock pooled fund — Talbots Company Stock Fund	(17,369)
Pooled fund — common/collective trust	66,369

Net depreciation in fair value of investments	$(8,557,439)

5.	Fair Value Measurement

In accordance with SFAS 157, the Plan classifies its investments into one of three levels based on the inputs used in the valuation. These levels include:
•	Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3, which refers to securities valued based on significant unobservable inputs.

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$12,793,040	$—	$—	$12,793,040
Pooled commingled fund	—	1,623,804	—	1,623,804
Common stock pooled fund — Talbots Company Stock Fund	11,116	—	—	11,116
Pooled fund — common/collective trust	—	—	1,526,771	1,526,771
Participant loans	—	—	785,522	785,522

Total investment assets at fair value	$12,804,156	$1,623,804	$2,312,293	$16,740,253

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

		Pooled Fund —
	Loans to	Common/Collective
	Participants	Trust
Beginning balance	$690,995	$—
Purchases, sales, issuances, and settlements, net	94,527	1,472,589
Realized gains/(losses)	—	8,143
Unrealized gains/(losses)	—	46,039

Ending balance	$785,522	$1,526,771

6.	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Although it has not expressed any intent to do so, in the event of Plan termination, participant balances would be distributed in accordance with ERISA. Any unallocated assets of the plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	Tax Status

The Plan uses a prototype plan document sponsored by Wachovia. Wachovia received an opinion letter from the Internal Revenue Service (“IRS”), dated September 28, 2004, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.	Party-In-Interest Transactions

During the year ended December 31, 2008, certain Plan investments that are units of pooled funds

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008
and shares of mutual funds were managed by Wachovia, the trustee of the Plan. These transactions qualify as party-in-interest transactions. Participant loans are also considered to be party-in-interest transactions. Fees paid by the Plan to Wachovia for management services were included as a reduction of the return earned for each fund. Additionally, fees paid by the Plan to Wachovia for recordkeeping services were $3,007 for the year ended December 31, 2008.

At December 31, 2008, the Talbots Company Stock Fund held 4,764 shares, respectively, of The Talbots, Inc. common stock, with a fair value of $11,386. Participants direct their investment allocation and may elect to allocate up to 50% of their contributions in The Talbots, Inc. common stock. During the year ended December 31, 2008, the Talbots Company Stock Fund recorded dividend income of $969 from common stock of The Talbots, Inc. The Plan did not allow investments in common stock of The Talbots, Inc. in the prior year.

9.	Excess Contributions Payable

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $96,918 in 2008. This amount is reflected as a reduction of contributions in the accompanying statement of changes in net assets available for benefits and as excess contributions payable in the accompanying statement of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$16,760,671	$23,491,697
Cumulative deemed loans (principal) on the Form 5500	(190)	—

Net assets available for benefits per the Form 5500	$16,760,481	$23,491,697

	2008	2007

Investments per the financial statements	$16,740,253	$15,332,613
Adjustment from fair value to contract value	119,034	—
Cumulative deemed loans (principal) on the Form 5500	(190)	—

Investments per the Form 5500	$16,859,097	$15,332,613

The J. Jill Group 401(k) Plan
Notes to Financial Statements
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008
The following is a reconciliation of the Plan’s net loss as reported in Form 5500 to net decrease in net assets available for benefits per the financial statement for the plan year ended December 31, 2008:

2008

Net loss per Form 5500	$(6,731,216)
Loans shown as deemed loans on the Form 5500	4,719
Deemed loans offset by total distributions	(4,395)
Interest on deemed loans	(134)

Net decrease in net assets available for benefits per the financial statements	$(6,731,026)

*****

Supplemental Schedule

The J. Jill Group 401(k) Plan
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d) Cost	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	**	value
	Fidelity Equity-Income Fund	Mutual Fund		$827,608
	Fidelity Freedom 2000	Mutual Fund		136,786
	Fidelity Freedom 2005	Mutual Fund		17,888
	Fidelity Freedom 2010	Mutual Fund		486,471
	Fidelity Freedom 2015	Mutual Fund		192,773
	Fidelity Freedom 2020	Mutual Fund		1,305,893
	Fidelity Freedom 2025	Mutual Fund		284,905
	Fidelity Freedom 2030	Mutual Fund		1,273,568
	Fidelity Freedom 2035	Mutual Fund		176,077
	Fidelity Freedom 2040	Mutual Fund		305,009
	Fidelity Freedom 2045	Mutual Fund		28,314
	Fidelity Freedom 2050	Mutual Fund		49,484
	Fidelity Freedom Income Fund	Mutual Fund		181,850
	Fidelity Mid-Cap Stock	Mutual Fund		533,368
	Fidelity Growth Company Fund	Mutual Fund		489,437
	Fidelity Spartan US Equity Index	Mutual Fund		3,159,124
	Fidelity Value Fund	Mutual Fund		915,228
	Royce Low-Priced Stock Fund	Mutual Fund		1,102,760
	Lazard Emerging Markets Fund	Mutual Fund		109,262
	AF EuroPacific Growth Fund	Mutual Fund		110,440
	Brandywine Blue Fund	Mutual Fund		88,726
	Columbia Smallcap Value Fund	Mutual Fund		24,000
	Davis New York Venture Fund	Mutual Fund		41,932
	Perkins Overseas Fund	Mutual Fund		850,637
	American Balanced Fund	Mutual Fund		101,500
	PIMCO Total Return Fund	Pooled Commingled Fund		1,623,804
*	J Jill Managed Income Fund	Pooled Fund — Common/Collective Trust — RVST Income Fund II		1,526,771
*	Talbots Company Stock Fund	Common Stock Pooled Fund - The Talbots, Inc.		11,116
*	Participant Loans	Participant Loans ( maturing April 2009 - June 2017 at interest rates of 4.00% to 9.50%)		785,522

	TOTAL INVESTMENTS AT FAIR VALUE			16,740,253
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			119,034

	INVESTMENTS ADJUSTED TO CONTRACT VALUE			$16,859,287

*	A party-in-interest as defined by ERISA.

**	Cost information is not required for participant directed investments and therefore is not included.

Exhibit Index
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE J. JILL GROUP 401(K) PLAN
Date: June 26, 2009	By:	/s/ Ruthanne Russell
Ruthanne Russell
Senior Vice President, Human Resources The Talbots, Inc. Benefits Plans Administrative Committee Member

	By:	/s/ Carol Stone
Carol Stone
Senior Vice President, Finance The Talbots, Inc. Benefits Plans Administrative Committee Member